Daré Bioscience, Inc.

3655 Nobel Drive, Suite 260

San Diego, California 92122

May 8, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Daniel Crawford

Re:	Daré Bioscience, Inc.
Registration Statement on Form S-3 (File No. 333-278380)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Daré Bioscience, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced registration statement to Friday, May 10, 2024, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Scott Stanton of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (858) 314-1880.

Sincerely,

Daré Bioscience, Inc.

/s/ MarDee Haring-Layton
MarDee Haring-Layton
Chief Accounting Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Scott Stanton, Esq.
Jessica Zhang, Esq